INCOME STATEMENT
KWAME PALACE LLC
FOR THE YEARS ENDED DECEMBER 31

	2018	2017
Operating Income		
Sales	$95,180	$135,200
Cost of Goods Sold	-25,590	-40,500
Gross Profit	69,590	94,700
Operating Expense		
Advertisement and promotions	16,200	10,500
Amortization expense	99	99
Contract Labor		1,550
Mailbox renting	300	
National registration Fee		219
Van lease	6,048	6,048
Insurance Expense	2,148	6,228
Interest Expense	9,695	8,599
Office, Supplies		150
Shipping & US customs duties	11,235	
Rent expense	3,900	9,360
Repairs & Maintenance	3,898	220
Suppliers	575	1,250
Telephone & Internet Expense	3,219	3,613
Trade shows	8,869	10,520
Travel	3,160	6,005
Web hosting & website updates	2,250	2,250
Total Operating Expense	71,596	66,611
Net Income (loss) from Operations	-2,006	28,089

BALANCE SHEET
KWAME PALACE LLC
FOR THE YEAR ENDED DECEMBER 31
ASSETS

CURRENT ASSETS	2018	2017
Cash	$13,253	$10,646
Accounts Receivable		
Inventory	174,410	200,000
TOTAL CURRENT ASSETS	187,663	210,646
NON-CURRENT ASSETS		
Property and Equipment	109,780	54,780
TOTAL NON-CURRENT ASSETS	109,780	54,780
TOTAL ASSETS	297,443	265,426

LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Crowd source funds	63,133	
Short term loan Payable	8,540	15,000
TOTAL CURRENT LIABILITIES	71,673	15,000
NON-CURRENT LIABILITIES		
Notes Payable	56,100	64,500
TOTAL NON-CURRENT LIABILITIES	56,100	64,500
TOTAL LIABILITIES	127,773	79,500
SHAREHOLDERS' EQUITY		
Retained Earnings	-52,020	-52,020
Captial stock	234,946	234,946
TOTAL SHAREHOLDERS' EQUITY	182,926	182,926
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	310,699	262,426

STATEMENT OF CASH FLOWS
KWAME PALACE LLC
FOR THE YEARS ENDED DECEMBER 31

	2018	2017
Cash Flows From Operating Activities		
Net Income For The Period	-$1,887	$28,089
Change in interest payment	-1,096	-$1,000
Change in Inventory	5,590	$13,000
Change in Payables		
Change in Receivables		
Change in Taxes Payable	0	-$986
Net Cash Flows From Operating Activities	2,607	$39,103
Cash Flows From Investing Activities		
Land development for factory, Gh		-$25,000
Net Cash Flow From Investing Activities		-$25,000
Cash Flows From Financing Activities		
Loan used for inventory		
Loan repayment		-$10,500
Net Cash Flows From Financing Activities		-$10,500
Cash at Beginning of Period	10,646	$7,043
Net Increase (Decrease) In Cash	2,607	$3,603
Cash at End of Period	13,253	$10,646